

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Gregory J. Gutting
Executive Vice President and Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

   Re: **Erie Indemnity Company**
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 25, 2021
     File No. 000-24000

Dear Mr. Gutting:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Finance